Exhibit 21

Schedule of Subsidiaries

The following is a list of the registrant’s subsidiaries at March 5, 2008.

Name of Organization	State of Incorporation
West Coast Bank	Oregon
West Coast Trust Company, Inc.	Oregon
Totten Inc.	Washington
West Coast Statutory Trust III	Connecticut
West Coast Statutory Trust IV	Connecticut
West Coast Statutory Trust V	Delaware
West Coast Statutory Trust VI	Delaware
West Coast Statutory Trust VII	Delaware
West Coast Statutory Trust VIII	Delaware

93